# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calumet, Inc. /DE, CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, Indiana (IN), 46204
Date of event which requires filing of this statement: 03/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001751492

## Reporting persons
- Wasserstein Debt Opportunities Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,683,832; sole dispositive power 0; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,683,832 (6.6% of the class)
- WDO Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,683,832; sole dispositive power 0; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,683,832 (6.6% of the class)
- Wasserstein Debt Opportunities Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,176,672; sole dispositive power 0; shared dispositive power 4,176,672; aggregate amount beneficially owned 4,176,672 (4.8% of the class)
- Wasserstein Debt Opportunities Genpar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,176,672; sole dispositive power 0; shared dispositive power 4,176,672; aggregate amount beneficially owned 4,176,672 (4.8% of the class)
- Bagaria Rajay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 349,547; shared voting power 5,683,832; sole dispositive power 349,547; shared dispositive power 5,683,832; aggregate amount beneficially owned 6,033,379 (7% of the class)
- Joseph Dutton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,305; shared voting power 5,683,832; sole dispositive power 3,305; shared dispositive power 5,683,832; aggregate amount beneficially owned 5,687,137 (6.6% of the class)

## Item 1. Issuer
Name of issuer: Calumet, Inc. /DE
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, INDIANA 46204

## Item 2. Person Filing
Name of person filing:
This statement is filed by Wasserstein Debt Opportunities Management, LP, a Delaware limited partnership (the "Adviser"), WDO Management GP, LLC, a Delaware limited liability company (the "Adviser GP"), Wasserstein Debt Opportunities Master, LP, a Cayman Islands exempted limited partnership (the "Master Fund"), Wasserstein Debt Opportunities GenPar, LLC, a Delaware limited liability company (the "Master Fund GP"), Rajay Bagaria, and Joseph Dutton. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The Adviser is the investment manager of the Master Fund and separately managed accounts (the "Accounts"). The Adviser GP is the general partner of the Adviser. Master Fund GP is the general partner of the Master Fund. Mr. Bagaria is a control person of the Adviser, sole member of the Adviser GP and managing member of the Master Fund GP. Mr. Dutton is a control person of the Adviser. By virtue of these relationships, the Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares of the Issuer's Common Stock, par value $0.01 per share (the "Shares"), owned directly by the Master Fund. By virtue of these relationships, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares held in the Accounts.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 420 Lexington Avenue, Suite 1626, New York, NY 10170.
Citizenship: The Master Fund is organized under the laws of Cayman Islands. The Master Fund GP is organized under the laws of the State of Delaware. The Adviser is organized under the laws of the State of Delaware. The Adviser GP is organized under the laws of the State of Delaware. Messrs. Bagaria and Dutton are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, the Master Fund owned directly 4,176,672 Shares. By virtue of their relationships with the Master Fund, each of the Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the Shares owned by the Master Fund.

As of the date hereof, 1,507,160 Shares were held in the Accounts. As investment manager of the Accounts, the Adviser may be deemed to beneficially own the Shares held in the Accounts. By virtue of their relationships with the Adviser, each of the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the Shares held in the Accounts.

As of the date hereof, Mr. Bagaria owned directly 349,547 Shares.

As of the date hereof, Mr. Dutton owned directly 3,305 Shares.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 86,207,118 Shares outstanding as of February 28, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2025.

As of the date hereof, (i) the Adviser beneficially owned 6.6% of the outstanding Shares, (ii) the Adviser GP beneficially owned 6.6% of the outstanding Shares, (iii) the Master Fund beneficially owned 4.8% of the outstanding Shares, (iv) the Master Fund GP beneficially owned 4.8% of the outstanding Shares, (v) Mr. Bagaria beneficially owned 7.0% of the outstanding Shares, and (vi) Mr. Dutton beneficially owned 6.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement, dated March 19, 2025

## Signatures
- Wasserstein Debt Opportunities Management, L.P.: /s/ Rajay Bagaria, Rajay Bagaria, Sole Member of WDO Management GP, LLC, its general partner (03/19/2025)
- WDO Management GP, LLC: /s/ Rajay Bagaria, Rajay Bagaria, Sole Member (03/19/2025)
- Wasserstein Debt Opportunities Master, LP: /s/ Rajay Bagaria, Rajay Bagaria, Managing Member of Wasserstein Debt Opportunities Genpar, LLC, its general partner (03/19/2025)
- Wasserstein Debt Opportunities Genpar, LLC: /s/ Rajay Bagaria, Rajay Bagaria, Managing Member (03/19/2025)
- Bagaria Rajay: /s/ Rajay Bagaria, Rajay Bagaria (03/19/2025)
- Joseph Dutton: /s/ Joseph Dutton, Joseph Dutton (03/19/2025)